SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

MSB Financial Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55352L101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,204
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 102,204
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.80%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,878
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,878
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,052
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,052
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 55,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,416
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 70,416
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,229
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 67,229
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 318,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 318,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,320
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 590,320
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352L101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.  This Amendment No. 5 is being filed solely to correct a typographical error contained in Item 5.K (a-c) of Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted) as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 590,320 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $7,554,156, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have sold an aggregate of 140,137 Shares to the Issuer to maintain compliance with the regulations of the Board of Governors of the Federal Reserve System.  The Reporting Persons intend to continue to purchase Shares commencing on or about July 17, 2018 on such terms and at such times as the Reporting Persons may deem advisable in accordance with the approval received by the Reporting Persons from the Federal Reserve Bank of New York to purchase up to 24.9% of the Issuer's outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,686,732 Shares outstanding, which is the total number of Shares outstanding as of March 2, 2018 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 2, 2018.

A.	SAL

(a)	As of the close of business on March 12, 2018, SAL beneficially owned 102,204 Shares.

       Percentage: Approximately 1.80%.

(b)	1. Sole power to vote or direct the vote: 102,204

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 102,204

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SAL during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 55352L101

B.	SIP

(a)	As of the close of business on March 12, 2018, SIP beneficially owned 78,878 Shares.

                               Percentage: Approximately 1.39%.

(b)	1. Sole power to vote or direct the vote: 78,878

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 78,878

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIP during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on March 12, 2018, SIPII beneficially owned 117,052 Shares.

Percentage: Approximately 2.06%.

(b)	1. Sole power to vote or direct the vote: 117,052

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 117,052

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIPII during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on March 12, 2018, SIPIII beneficially owned 24,393 Shares.

Percentage: Approximately 0.43%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIPIII during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 55352L101

E.	LSBK

(a)	As of the close of business on March 12, 2018, LSBK beneficially owned 55,832 Shares.

Percentage: Approximately 0.98%.

(b)	1. Sole power to vote or direct the vote: 55,832

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 55,832

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by LSBK during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on March 12, 2018, Broad Park beneficially owned 70,416 Shares.

Percentage: Approximately 1.24%.

(b)	1. Sole power to vote or direct the vote: 70,416

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 70,416

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Broad Park during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on March 12, 2018, Chewy beneficially owned 44,316 Shares.

Percentage: Approximately 0.78%.

(b)	1. Sole power to vote or direct the vote: 44,316

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,316

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 55352L101

H.	CBPS

(a)	As of the close of business on March 12, 2018, CBPS beneficially owned 67,229 Shares.

Percentage: Approximately 1.18%.

(b)	1. Sole power to vote or direct the vote: 67,229

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 67,229

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by CBPS during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 78,878 Shares owned by SIP and the 117,052 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 55,832 Shares owned by LSBK and the 67,229 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 318,991 Shares.

Percentage: Approximately 5.61%.

(b)	1. Sole power to vote or direct the vote: 318,991

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 318,991

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII.

        Percentage: Approximately 0.43%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)
JBRC has not entered into any transactions in the Shares during the past 60 days.  The transaction in the Shares by SIPIII during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 55352L101

K.	Seidman

(a)
Seidman directly owns 30,000 Shares.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 102,204 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 78,878 Shares owned by SIP and the 117,052 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 55,832 Shares owned by LSBK and the 67,229 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 70,416 Shares owned by Broad Park and the 44,316 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 590,320 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 10.38%.

(b)	1. Sole power to vote or direct the vote: 590,320

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 590,320

4. Shared power to dispose or direct the disposition: 0

(c)
There have not been any transactions in the Shares during the past 60 days on behalf of Seidman individually.  The transactions in the Shares by SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

An aggregate of  590,320 Shares, constituting approximately 10.38% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to MSB Financial Corp. Schedule 13D Amendment No. 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 55352L101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Sales Proceeds	Shares
SAL	3/12/2018	-17.924	268,782.07	-14,996

SIP	3/12/2018	-17.924	499,489.40	-27,867

SIPII	3/12/2018	-17.924	402,750.41	-22,470

SIPIII	3/12/2018	-17.924	49,152.14	-2,743

LSBK	3/12/2018	-17.924	503,558.28	-28,094

Broad Park	3/12/2018	-17.924	442,292.05	-24,676

CBPS	3/12/2018	-17.924	345,768.16	-19,291

*Includes brokerage commission.